DARREN ROSS
                                 (212) 415-9341
                            ross.darren@dorseylaw.com



                                                              February 8, 2000


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                   RE: NOVOSTE CORPORATION
                       -------------------


Ladies and Gentlemen:

     On behalf of Charles E. Larsen, we are transmitting herewith electronically on the Electronic Data Gathering, Analysis, and Retrieval System of the Securities and Exchange Commission one copy of Mr. Larsen's Schedule 13G.

                                           Very truly yours,

                                           /s/ Darren Ross

                                           Darren Ross

DR/jw

Enclosures

cc:      w/encl.:
                  Mr. Charles E. Larsen
                  Novoste Corporation

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                      ------------------------------------


                                  SCHEDULE 13G
                                 (RULE 13D-102)


           INFORMATION STATEMENT PURSUANT TO RULE 13D-1(B)(C), AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)


                       -----------------------------------


                               NOVOSTE CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   670100 10 0
                                 (CUSIP Number)

                 Check the appropriate box to designate the Rule
                   pursuant to which this Schedule is filed:

                                ---   Rule 13d-1(b)
                                ---   Rule 13d-1(c)
                                 X    Rule 13d-1(d)
                                ---

                                  SCHEDULE 13G

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     CHARLES E. LARSEN
     ###-##-####

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


________________________________________________________________________________
               5.   SOLE VOTING POWER

  Number of         576,161 Shares
               _________________________________________________________________
   Shares      6.   SHARED VOTING POWER

  Owned by          None
               _________________________________________________________________
    Each       7.   SOLE DISPOSITIVE POWER

  Reporting         576,161
               _________________________________________________________________
   Person      8.   SHARED DISPOSITIVE POWER

    With            None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     576,161

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                          [ ]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.1%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

________________________________________________________________________________

ITEM (A).   NAME OF ISSUER.

            Novoste Corporation

ITEM (B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            3890 Steve Reynolds Boulevard, Norcross, Georgia 30093

ITEM 2(A).  NAME OF PERSON FILING.

            The reporting person is Charles E. Larsen.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

            The address of the residence of Charles E. Larsen is:

            6080 Cherokee Trace
            Cumming, Georgia 30131

ITEM 2(C).  CITIZENSHIP.

            Charles E. Larsen is a citizen of the United States of America.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

            Common Stock, par value $.01 per share

ITEM 2(E).  CUSIP NUMBER.

            670100 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable. This statement is filed pursuant to Rule 13d-1 (c)

ITEM 4.     OWNERSHIP

            (a) Amount beneficially owned by reporting person as of December 31, 1999 (see Note):

                  576,161

            (b)   Percent of Class: 4.1%

            (c)   Number of shares as to which such person has (see Note):

                  (i)   Sole power to direct the vote:

                        576,161 shares

                  (ii)  Shared power to vote or to direct the vote: None

                  (iii) Sole power to dispose or direct the disposition of:

                        576,161 shares

                  (iv)  Shared power to dispose or direct the disposition of:
                        None

Note:

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7.  IDENTIFICATION  AND CLASSIFICATION OF THE SUBSIDIARY WHICH
         ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 28, 2000


                                              /s/ Charles E. Larsen
                                              ---------------------
                                              Charles E. Larsen


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